UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A. Name of issuer or persons filing (“Filers”):	TEMBEC ENERGY INC.
TEMBEC ENERGY LP
B.	(1) This is [check one]

☒	an original filing for the Filers

☐	an amended filing for the Filers

(2)	Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) ☐

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrants TEMBEC INDUSTRIES INC., TEMBEC INC., TEMBEC, TEMBEC INVESTMENTS INC., TEMBEC ENTERPRISES INC., SPRUCE FALLS ACQUISITION CORP., CHETWYND PULP LAND COMPANY LTD., TEMBEC ENERGY INC. AND TEMBEC ENERGY LP

Form type Form F-10/A

File Number (if known) 333-181693-08

Filed by TEMBEC INDUSTRIES INC., TEMBEC INC., TEMBEC, TEMBEC INVESTMENTS INC., TEMBEC ENTERPRISES INC., SPRUCE FALLS ACQUISITION CORP., CHETWYND PULP LAND COMPANY LTD., TEMBEC ENERGY INC. AND TEMBEC ENERGY LP

Date Filed (if filed concurrently, so indicate) August 17, 2012 (filed concurrently)

D.	The Filers are incorporated or organized under the laws of Québec, Canada and have their principal place of business at 800 René-Lévesque Boulevard West, Suite 1050, Montréal, Québec, Canada H3B 1X9, Telephone: (514) 871-0137

E.	Each Filer designates and appoints C T Corporation System (“Agent”) located at 111 Eighth Avenue, New York, New York 10011, Telephone: (212) 894-8940

as the agent of such Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

(a)	any investigation or administrative proceeding conducted by the Commission; and

(b)	any civil suit or action brought against such Filer or to which such Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities registered or qualified by such Filer on Form F-10 filed concurrently with this Form F-X or any purchases or sales of any security in connection therewith. Each Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date the Filer has ceased reporting under the Securities Exchange Act of 1934.

Each Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G.	Each Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form F-10 filed concurrently with this Form F-X, the securities to which such Form F-10 relates and the transactions in such securities.

Each Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montréal, Province of Québec, Country of Canada this 15th day of August 2012.

Filer:	TEMBEC ENERGY INC.	By:	/s/ Patrick LeBel
			Name:	Patrick LeBel
			Title:	Vice President, General Counsel and Corporate Secretary

	TEMBEC ENERGY LP	By:	Tembec Energy Inc., in its capacity as general partner

/s/ Patrick LeBel
			Name:	Patrick LeBel
			Title:	Vice President, General Counsel and Corporate Secretary
This statement has been signed by the following persons in the capacities and on the dates indicated.

	C T CORPORATION SYSTEM	By:	/s/ JoAnne McCarthy
	(Agent for Service)		Name:	JoAnne McCarthy
			Title:	Assistant Secretary

			Date:	August 15, 2012